UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 8, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•          KPN to lodge appeal in 2000 annual accounts dispute, dated July 8, 2004.

Press release

Date
8 July 2004
Number
KPN to lodge appeal in	030pe
2000 annual accounts dispute

KPN is going to lodge an appeal with the Supreme Court of the Netherlands against the decision of the Enterprise Section of the Amsterdam Court of Appeal regarding the dispute with SOBI* concerning the KPN annual accounts for 2000. Pending the outcome of the appeal with the Supreme Court, the decision of the Enterprise Section does not yet come into effect.

The Enterprise Section found in favour of KPN on a number of points and in favour of SOBI on a number of other points.

SOBI claimed the nullification of KPN’s annual accounts for 2000 because it considered that KPN did not properly report the valuation of goodwill and licenses mainly related to E-Plus and the sale of a 15% interest in KPN Mobile to NTT DoCoMo.

The Enterprise Section has ordered KPN to alter the 2000 annual accounts with respect to the classification of this last item in the profit and loss accounts, as well as to alter the explanatory notes in a number of instances.

This decision has no impact on the results for 2000.

KPN maintains that the NTT DoCoMo transaction was reported in the proper manner in the annual accounts for 2000, and that KPN correctly implemented the appropriate valuation principles. It wishes to emphasise that the decision does not affect the KPN 2000 US GAAP accounts as these fully comply with the generally accepted accounting principles for the US (US GAAP).

*SOBI = Foundation for the Investigation of Corporate Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 9, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel